C. R. BARD, INC. AND SUBSIDIARIES

Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)	2007	2006	2005	2004	2003
Earnings from continuing operations before taxes	$577.3	$394.6	$453.7	$414.2	$223.2
Add (Deduct):
Fixed charges	16.6	21.8	17.3	17.7	17.9
Undistributed earnings of less than 50% owned companies carried at equity	(0.7)	(0.2)	(3.6)	(2.4)	(2.0)

Earnings available for fixed charges	593.2	$416.2	$467.4	$429.5	$239.1

Fixed charges:
Interest, including amounts capitalized(1)	11.9	$16.9	$12.2	$12.7	$12.5
Proportion of rent expense deemed to represent interest factor	4.7	4.9	5.1	5.0	5.4

Fixed charges	16.6	$21.8	$17.3	$17.7	$17.9

Ratio of earnings to fixed charges	35.73	19.09	27.02	24.27	13.36

(1)	Interest related to unrecognized tax benefits is included as income tax expense and not included in fixed charges.

Exhibit 12.1